Schedule 13G/A                                      Page _____ of _____ Pages
							   1        6







                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. ___)*
                                                 20







                                 CFS BANCSHARES INC.
                 ___________________________________________________
                                  (Name of Issuer)


                                    COMMON SHARES
                 ___________________________________________________
                           (Title of Class of Securities)


                                      12525U104
                 ___________________________________________________
                                   (Cusip Number)
                                     12/31/2001
                 ___________________________________________________
               (Date of Event Which Requires Filing of this Statement)



 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

 [X] Rule 13d-1(b)
 [ ] Rule 13d-1(c)
 [ ] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Schedule 13G                                 Page _____ of _____ Pages
						     2        6

CUSIP No. ___12525U104           ___
___________________________________________________
 1.  Name of Reporting Person and I.R.S. Identification No.:
     State Farm Fire and Casualty Company 37-0533080
___________________________________________________
 2.  Check the appropriate box if a Member of a Group
     (a) _____
     (b) __X__
___________________________________________________
 3.  SEC USE ONLY:
___________________________________________________
 4.  Citizenship or Place of Organization: Illinois
___________________________________________________
 Number of    5.  Sole Voting Power: 12,999
 Shares       ___________________________________________________
 Beneficially 6.  Shared Voting Power: 0
 Owned by     ___________________________________________________
 Each         7.  Sole Dispositive Power: 12,999
 Reporting    ___________________________________________________
 Person With  8.  Shared Dispositive Power: 0
___________________________________________________
 9.  Aggregate Amount Beneficially Owned by each Reporting Person: 12,999
___________________________________________________
10.  Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: ____
___________________________________________________
11.  Percent of Class Represented by Amount in Row 9: 9.33  %
___________________________________________________
12.  Type of Reporting Person: IC

 Schedule 13G                                     Page _____ of _____ Pages
							 3        6



Item 1(a) and (b).  Name and Address of Issuer & Principal Executive Offices:
                    _________________________________________________________
                   CFS BANCSHARES INC.
                   1700 3RD AVE. NORTH
                   BIRMINGHAM, ALA.  35203

Item 2(a).  Name of Person Filing: State Farm Mutual Automobile Insurance
            _____________________
                                   Company and related entities; See Item 8 and Exhibit A

Item 2(b).  Address of Principal Business Office: One State Farm Plaza
            ____________________________________
                                                  Bloomington, IL 61710

Item 2(c).  Citizenship: United States
            ___________

Item 2(d) and (e).  Title of Class of Securities and Cusip Number: See above.
                    _____________________________________________

Item 3.  This Schedule is being filed, in accordance with 240.13d-1(b).
         _____________________________________________________________
         See Exhibit A attached.

Item 4(a).  Amount Beneficially Owned: 12,999 shares
            _________________________

Item 4(b).  Percent of Class: 9.33 percent pursuant to Rule 13d-3(d)(1).
            ________________

Item 4(c).  Number of shares as to which such person has:
            ____________________________________________
           (i) Sole Power to vote or to direct the vote:  12,999
           (ii) Shared power to vote or to direct the vote:
           (iii) Sole Power to dispose or to direct disposition of: 12,999
           (iv) Shared Power to dispose or to direct disposition of:

Item 5.  Ownership of Five Percent or less of a Class: Not Applicable.
         ____________________________________________

Item 6.  Ownership of More than Five Percent on Behalf of Another Person: N/A
         _______________________________________________________________

Item 7.  Identification and Classification of the Subsidiary Which Acquired
         __________________________________________________________________
         the Security being Reported on by the Parent Holding Company: N/A
         ______________________________________________________________

Item 8.  Identification and Classification of Members of the Group:
         _________________________________________________________
         See Exhibit A attached.

Item 9.  Notice of Dissolution of Group:  N/A
         ______________________________

 Schedule 13G                                Page______ of _____ Pages
						   4        6



  Item 10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                      Signature
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



              01/26/2002
  _________________________________	   STATE FARM MUTUAL AUTOMOBILE
                 Date                       INSURANCE COMPANY

STATE FARM INSURANCE COMPANIES             STATE FARM LIFE INSURANCE COMPANY
  EMPLOYEE RETIREMENT TRUST
                                           STATE FARM FIRE AND CASUALTY
STATE FARM INSURANCE COMPANIES              COMPANY
  SAVINGS AND THRIFT PLAN FOR
  U.S. EMPLOYEES			   STATE FARM INVESTMENT
        		                    MANAGEMENT CORP.
STATE FARM ASSOCIATES FUNDS
  TRUST - STATE FARM GROWTH FUND

STATE FARM ASSOCIATES FUNDS
  TRUST - STATE FARM BALANCED
  FUND

STATE FARM MUTUAL FUND TRUST

STATE FARM VARIABLE PRODUCT TRUST






         /s/ Paul N. Eckley
  _________________________________                      /s/ Paul N. Eckley
						_________________________________
	Paul N. Eckley, Fiduciary of		Paul N. Eckley, Vice President
	    each of the above			    of each of the above

 Schedule 13G					Page _____ of ______ Pages
							5        6

                            EXHIBIT A


This Exhibit lists the entities affiliated with State Farm Mutual Automobile Insurance Company which might be deemed to constitute a "group" with regard to the ownership of shares reported herein. By way of explanation, State Farm Mutual Automobile Insurance Company is the parent of wholly owned subsidiaries, State Farm Life Insurance Company, which is the parent of the wholly owned subsidiary State Farm Life and Accident Assurance Company; State Farm Fire and Casualty Company; and, State Farm Investment Management Corp. State Farm Investment Management Corp. acts as the investment advisor to State Farm Associates Funds Trust-State Farm Growth Fund, State Farm Associates Funds Trust-State Farm Balanced Fund, State Farm
Variable Product Trust, and State Farm Mutual Fund Trust. The Investment Committees of the Board of Directors of each of the insurance companies and of the State Farm Investment Management Corp. and the Trustees of the State Farm Insurance Companies Employee Retirement Trust, State Farm Insurance Companies Savings and Thrift Plan for U.S. Employees, State Farm Variable Product Trust, and State Farm Mutual Fund Trust are vested with the responsibility for investing the assets of the companies, the Funds, the Trusts, and the Equities Account and the Balanced Account of the State Farm Insurance Companies Savings and Thrift Plan for U.S. Employees. State Farm Mutual Automobile Insurance Company employs all personnel of the Investment Department. State Farm Investment Management Corp. has a written agreement with State Farm Mutual Automobile Insurance Company whereby the Investment Department personnel assist State Farm Investment Management Corp. in its duties as investment advisor to the Funds, State Farm Variable Product Trust, and State Farm Mutual Fund Trust. Investment actions taken by the Investment Department are ratified by the Investment Committees of the Boards of Directors of the insurance companies and State Farm Investment Management Corp. and by the Trustees of the Trusts and the Plan. Certain members of the Investment Department also execute voting proxies from time to time but in situations where a vote contrary to that of management on a major policy matter is under consideration, approval of the Investment Committees of the Boards of Directors of the Companies involved is first obtained.

Pursuant to Rule 13d-4 each person listed in the table below expressly disclaims "beneficial ownership" as to all shares as to which such person has no right to receive the proceeds of sale of the security and disclaims that it is part of a "group".


 Schedule 13G                                     Page _____ of _____ Pages
							 6        6


								  Number of
								  Shares based
					       Classification     on Proceeds
Name					       Under Item 3       of Sale
					       ______________     ____________

State Farm Mutual Automobile Insurance Company     IC                0 shares
State Farm Life Insurance Company		   IC                0 shares
State Farm Life and Accident Assurance Company     IC                0 shares
State Farm Fire and Casualty Company		   IC            12999 shares
State Farm Investment Management Corp.		   IA                0 shares
State Farm Associates Funds Trust - State
    Farm Growth Fund				   IV                0 shares
State Farm Associates Funds Trust - State
    Farm Balanced Fund				   IV                0 shares
State Farm Variable Product Trust		   IV                0 shares
State Farm Insurance Companies Employee
    Retirement Trust				   EP                0 shares
State Farm Insurance Companies Savings and
       Thrift Plan for U.S. Employees		   EP
    Equities Account						     0 shares
    Balanced Account						     0 shares
State Farm Mutual Fund Trust			   IV                0 shares
								--------------
								12,999 shares